UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-38882

HeadHunter Group PLC

(Exact Name of Registrant as Specified in Its Charter)

9/10 Godovikova St.

Moscow, 129085, Russia

+7 495 974 6427

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 1, 2021, HeadHunter Group PLC (the “Company”) priced the previously announced underwritten public offering (the “Offering”) of 4,500,000 American Depositary Shares, each representing one ordinary share (the “Ordinary Shares”), by the selling shareholders.

Attached to this report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of the Underwriting Agreement, dated June 2, 2021, by and among the Company, the selling shareholders and Goldman Sachs & Co. LLC as representative of the several underwriters named in Schedule I thereto.

Attached to this Report as Exhibit 5.1 is the opinion of Antis Triantafyllides & Sons LLC regarding the validity of the Ordinary Shares.

Attached to this Report as Exhibit 23.1 is a copy of the consent of J’Son & Partners Consulting LLC.

Attached to this Report as Exhibit 99.1 is a copy of the press release of the Company, dated June 1, 2021, announcing the Offering.

Attached to this Report as Exhibit 99.2 is a copy of the press release of the Company, dated June 2, 2021, announcing the pricing of the Offering.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-239560).

Exhibit No.	Description

1.1	Underwriting Agreement, dated June 2, 2021, by and among the Company, the selling shareholder and Goldman Sachs & Co. LLC as representative of the several underwriters named in Schedule I thereto.
5.1	Opinion of Antis Triantafyllides & Sons LLC regarding the validity of the ordinary shares.
23.1	Consent of J’Son & Partners Consulting LLC.
99.1	Press Release of HeadHunter Group PLC, dated June 1, 2021.
99.2	Press Release of HeadHunter Group PLC, dated June 2, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeadHunter Group PLC

Date: June 3, 2021	By:	/s/ Mikhail Zhukov
Mikhail Zhukov
Chief Executive Officer